Washington, D.C.   Tampa   Orlando

AIMS Interactive, Inc.        Prime Time Broadband       Harrell, Woodcock, & Linkletter

October 10, 2005

United States Securities and Exchange Commission

Division of Corporate Finance

Attn.:  David R. Humphrey, Branch Chief

Washington, D.C. 20549

202-551-3211

202-551-3304 (Amy Geddes)

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the quarterly period ended June 30, 2005

Commission File Number: 333-86711

Via EDGAR

Dear Mr. Humphrey:

Please see the following responses (in boldface) to your inquiry of October 3, 2005:

Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements

General

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

1.

We note from disclosure throughout your filing and in various Forms 8 -K. filed throughout the year that you have acquired several companies.  Please explain to us how you have evaluated these acquisitions for significance individually and in the aggregate.  Refer to Item 310 (c) of Regulation S-B.  Your response should cover 2003 and 2004 as well as any acquisitions during 2005.

We made no acquisitions during 2003, one acquisition during 2004, and two acquisitions during 2005.

On April 19, 2004, we acquired ATB Media, Inc. (ATB) in exchange for approximately 2,000,000 shares of our common stock.  At the time of the acquisition, we determined this acquisition to be significant because ATB held assets of approximately $988,000, an amount in excess of 40% of the assets of the combined companies, after eliminations, of approximately $1,239,000.

On February 1, 2005, we acquired Prime Time Cable, Inc. (PTC) in exchange for 1,576,086 shares of our common stock and $400,000 in cash and notes payable.  At the time of the acquisition, we determined this acquisition to be significant because PTC held assets were valued at approximately $1,586,000, an amount in excess of 40% of the assets of the combined companies, after eliminations, of approximately $2,397,000.

On April 15, 2005, we acquired Harrell Woodcock Linkletter & Vincent, Inc., ("HWL&V") in exchange for 500,000 shares of our common stock and assumption of approximately $9,000 in liabilities. At the time of the acquisition, we determined this acquisition not to be significant because HWL&V assets were valued at approximately $183,000, an amount less than 10% of the assets of the combined companies, after eliminations, of approximately $2,797,000.  In addition, the equity paid for HWL&V was less than 10% of the outstanding equity and HWL&V had not generated operating income from continuing operations before income taxes.

2.

As a related matter, please tell us how you have satisfied the financial statement requirements for any acquisitions or group of acquisitions deemed significant under Item 310 (c) of Regulation S-B.  Your response should include how and when any required financial statements were filed.  Your response should cover 2003 and 2004 as well as any acquisitions during 2005.  We may have further comment on your response.

We made no acquisitions during 2003, one significant acquisition during 2004 and one significant acquisition during 2005.

On April 19, 2004, we acquired ATB Media, Inc. (ATB) and reported this acquisition on May 7, 2004 on Form 8K, along with a copy of the acquisition agreement.  On September 15, 2004, we submitted audited financial statements for ATB and pro forma financial information as an exhibit to Form 10Q filed for the quarter ended June 30, 2004.

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

On February 1, 2005, we acquired Prime Time Cable, Inc. (PTC) and reported this acquisition on February 16, 2005, on Form 8K, along with a copy of the acquisition agreement.  On September 30, 2005, we submitted audited financial statements for PTC with an amended Form 8K and on October 7, 2005, we submitted pro forma financial information with an amended Form 8K.

Note 1.  Organization, Basis of Presentation, and Significant Accounting Policies

Accounts Receivable, page 28

3

 In our previous comment 2 in our letter dated May 30, 2003, we asked you to include a description of your policy with respect to a periodic review of receivable balances and an assessment of their collectability.  Although your current disclosure indicates the result of your current review, it does not address your policy for conducting this assessment.  As such, please revise your disclosure to describe your policy as previously requested.

We will expand our disclosure in future filings to include a description of our policy with respect to a periodic review of receivable balances and an assessment of their collectability.

Revenue Recognition, page 28

4.

We note from your disclosure on page 28 that a substantial portion of your 2004 revenue was earned through a cost-plus contract with a related entity.  Supplementally explain the specific terms of this contract. Include in your response the services involved, payment terms, and any other relevant information with respect to this contract.  We may have further comment on your response.

Our agreement with the related entity was to provide management services for which we received semi-monthly payment, covering primarily salaries and related payroll expenses.  In accordance with GAAP, we recorded as revenue from this contract only the amounts billed in excess of reimbursed direct costs, not the gross billings, so to properly reflect our revenue numbers.

Note 2.  Related Party Transactions, page 29

5.

We note from your disclosure on page 29 that ATB, the entity you reported as having been acquired on April 19, 2004, in your Form 8-K filed on May 3, 2004, made advances and investments in excess of $1-2 million during 2004.  Further, we note that these advances and investments were written off prior to year end.  Supplementally explain to us the facts and circumstances surrounding these investments and advances and their subsequent impairment.  Your response should include a timeline detailing the timing of your acquisition, when and why these investments were made, and when the decision was made to write off these investments.  We may have further comment on your response.

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

This disclosure was not clearly written.  The advances and investments mentioned were made by ATB prior to 2004 and prior to our acquisition of ATB on April 19, 2004, and a portion had been written off before our acquisition.  At the time of our acquisition of ATB, the balance recorded for advances and investments was $988,073.  We made no additional advances or investments during 2004 and ATB had no operations other than accrual of interest expense on notes payable.  The decision was made to write off these investments at year end due to the continued passage of time without activity and our inability to document assurance of recovery of the amount invested.

6.

As a related matter, please revise your financial statements to add a note dedicated solely to describing any acquisitions made during the period.  This disclosure should address all of requirements set forth in paragraphs 51 -57 of SFAS 141.  Please include a copy of your intended disclosure with your response.

The one acquisition we made during 2004 was ATB, which was an entity under common control prior to the acquisition.  We believe that exchange of shares of entities under common control are not business combinations as defined by paragraph 11 of SFAS 141 and are properly accounted for using methods similar to a pooling of interests and, as such, are excluded from certain requirements of SFAS 141.  We believe this transaction is properly reported, in accordance with Appendix D, paragraphs D11-D18, as a significant related party transaction.

7.

We note that you issued 1.8 million shares in January 2005 to officers in consideration for accrued compensation of $1,123,380.  Supplementally explain to us how the value of $0.62 per share used in this transaction compared with market value at the transaction date, how you determined market value, and whether you recorded any gain or loss on the transaction.

The value of $0.62 is 67% of the Market value of $0.93 on the date that the compensation was determined and awarded.  The market value was determined by the closing transaction price as reported on the OTCBB.  The 33% discount was taken to allow for the two-year Rule 144 restriction on the transferability of the stock.  No gain or loss was recorded on the transaction since the award of compensation to these officers by the board of directors was a transaction with related parties.

Authorized

Yahoo

67 % Yahoo

No. of

Total $$$

Par Value

Date

Shareholder

Description

by BOD

Stock Price

Stock Price

Shares

Amount

$0.001

Paid in Cap

1/07/05

B. Joseph Vincent

Debt exting.

1/07/05

$0.93

$0.62

600,000

$374,460.00

$600.00

$373,860.00

1/07/05

Gerald Garcia, Jr.

Debt exting.

1/07/05

$0.93

$0.62

600,000

$374,460.00

$600.00

$373,860.00

1/07/05

Michael Foudy

Debt exting.

1/07/05

$0.93

$0.62

600,000

$374,460.00

$600.00

$373,860.00

---------------

                $1,123,380.00

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

8.

We note from your disclosure on pages 17 and 30 of your Form 10-KSB that you exchanged 1,206,220 for the extinguishment of $1,326,853 of outstanding debt and accrued interest.  However, in your discussion of recent stock transactions on page 19 of your Form 10-QSB for the quarter ended June 30, 2005, and on page 8 of your Form 10-KSB, you state that 1,326,853 shares were exchanged for debt forgiveness and modification in the amount of $1,326,853. Please explain this apparent discrepancy.  Your response should also address how the stock issued was valued, how the value compared to your market value in November 2004 of $0.50 per share, as stated in your discussion of warrant valuation in Note 6 on page 32, and whether you recorded any gain or loss on debt extinguishment.

The number of shares exchanged was 1,206,220 for the extinguishments of $1,326,853 of outstanding debt and accrued interest.  The discrepancy is apparently a typographical error that was carried forward to the form 10-QSB.

The number of shares to be issued and the amount of debt to be extinguished were determined as part of the negotiation of the acquisition of ATB.  Per agreement, the debt was to be extinguished by issuing stock valued at 110% of the current market price, or $1.10 per share based on the market price of $1.00 per share on June 25, 2004.  Because the stock to be issued would be restricted for two years under rule 144, we determined fair value of the common stock to be $0.67 per share by deducting a 33% discount from market price.  The difference of $0.43 per share between the agreed price and fair value resulted in a gain from the extinguishments of debt of $518,675 that was recorded as a capital transaction because the transaction was between related parties.  The total of the fair value of the stock issued and the gain on the extinguishments of debt, a total of $1,326,853 was added to paid-in capital.  We don’t believe the value of the stock issued should be compared to the November 2004 market value.

Segments

9.

We note from your Note F: Segment Information on page 10 of your Form 10-QSB for the quarter ended March 31, 2005, that you report in three segments. Media Services, Media Properties, and Consulting Services.  We did not, however, note any similar disclosure in your Form 10-KSB for the year ended December 31, 2004.  Supplementally explain to us why you have not made the disclosures required by SFAS 131 in your annual filing as it appears you believe you have three reportable segments.  We may have further comment on your response.

On February 1, 2005, we acquired Prime Time Cable, Inc. and on April 15, 2005, we acquired Harrell, Woodcock, Linkletter, & Vincent, Inc.  With these acquisitions we determined that we began operating separate segments of Media Services, Media Properties, and Consulting Services segments.  We did not have separate segments in prior periods.

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

Form 1Q-KSB for the quarterly period ended June 30.2005

10.

We note that you recorded a significant amount of goodwill in your 2005 acquisitions of HWL&V and Prime Time Cable. In this regard, supplementally tell us what consideration was given to recording intangible assets before allocating the excess purchase price to goodwill.  See SFAS 141 and 142, as well as EITF 02-17 for guidance

The acquisition of Prime Time Cable included fixed assets, limited liability company investments, renewable customer base and ongoing construction, planning, programming and maintenance operations.  We determined that the primary value of the business was the ongoing operations with the earning value and the earning potential of the operation in place.  Other than the value assigned to the agreement not to compete, we were not able to identify specific intangible components of this value separate from the Goodwill that we could identify to a specific life or expiration.

The Acquisition of HWL&V included no assets and nominal liabilities.  The value acquired was entirely the strength, reputation and capabilities of the staff and shareholders of the company and could not be identified to specific intangibles separate from Goodwill.

11.

In light of the fact the HWL&V had no assets at the time of its acquisition, supplementally tell us how the parties arrived at the purchase price of 500,000 shares of your common stock along with payment of certain liabilities.

AIMS Worldwide, Inc., desired to have the intangible goodwill of the Harrell, Woodcock, and Linkletter (formerly HWL&V) brand name equity as a part of the AIMS Worldwide, Inc., family.  Said corporate marquis name value included the late Wilson Harrell (creator of Formula 409 All Purpose Liquid Cleaner and one of America's most prominent and respected entrepreneurs), David Woodcock (former strategist with the National Football League, Inc Magazine), and Art Linkletter (well recognized television personality, author, and businessman).

12.

With respect to your acquisition of Prime Time Cable, please tell us whether its cable and Internet systems of operated pursuant to any contractual arrangements.  If so, provide us with a general overview of such arrangements.

The operations acquired from Prime Time Cable include the design, construction, ownership and management of cable, internet and communication systems.  A part of the business includes investments in limited liability companies that operate under contractual arrangements to build and operate systems in new mixed-use residential developments and provide the same services to specific communities.  Generally, these services are provided under contractual arrangements with homeowner associations or individual developers for a term of ten years with available renewal terms.  Service is billed through the association at per unit rates and additionally billed for pay-per-view and premium features.  We own and update the underlying infrastructure as required and expect to continue to renew the subscriber agreements indefinitely.

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

13.

Also, in Note B to your interim financial statements, you refer to the historical increase in value of subscriber contracts.  Supplementally describe these contracts and tell us how such contracts were valued when you recorded the acquisition of Prime Time Cable.

One factor, among others, in negotiating the value of businesses in this industry is in reference to the number of subscribers in the system served by the company.  In recent years, the prices buyers have been willing to pay for businesses have been increasingly higher per subscriber and have not been altered due to the remaining term of specific subscriber agreements.  A renewable and cancelable contract is obtained with each subscriber; however, no amortizing value was assigned to contracts when we recorded the acquisition of Prime Time Cable because of the undeterminable term and appreciating value.  Accordingly, cost of the acquisition is in excess of the fair value of tangible assets and liabilities and the value assigned to the non-compete agreement was included in Goodwill at the time of the acquisition.

From Your Closing

"We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

"In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO and Controller

"In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."

/s/ Patrick J. Summers

So advised / Patrick J. Summers, CFO and Controller

Please contact me with any further questions you may have.

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

Sincerely,

/s/ Patrick J. Summers

CFO and Controller

AIMS Worldwide, Inc.

10400 Eaton Place, #450

Fairfax, VA 22030

703-621-3875, x2254

PSummers@AIMSWorldwide.com

______________________________________________________________________________________

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com